UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11–K

(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

        EXCHANGE ACT OF 1934

        For the plan year ended December 31, 2000

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

    SECURITIES EXCHANGE ACT OF 1934

    For the transition period from _________ to ________

Commission file number 001 – 14097

                    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAUER–SUNDSTRAND EMPLOYEES’

SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sauer–Danfoss Inc.

2800 East 13th Street

Ames, IA 50010

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

1. Financial Statements:

Report of Independent Auditors, KPMG LLP

Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2000 and 1999

Notes to Financial Statements

Supplemental Schedules:

                    Schedule of Assets Held for Investment Purposes as of December 31, 2000

2. Exhibits:

                    Consent of KPMG LLP, Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 26, 2001

                                                                         SAUER–SUNDSTRAND EMPLOYEES’SAVINGS

                                                                         AND RETIREMENT PLAN

                                                                                      By: Sauer–Danfoss (US) Company,

                                                                                              Plan Administrator

                                                                                      By: Kenneth D. McCuskey

                                                                                              Kenneth D. McCuskey,

                                                                                              Vice President

SAUER–SUNDSTRAND EMPLOYEES’
SAVINGS AND RETIREMENT PLAN

Financial Statements and Schedule

December 31, 2000 and 1999

(With Independent Auditors’ Report Thereon)

SAUER–SUNDSTRAND EMPLOYEES’

SAVINGS AND RETIREMENT PLAN

Table of Contents

Page

Independent Auditors’ Report

1

Statements of Net Assets Available for Benefits

2

Statements of Changes in Net Assets Available for Benefits

2

Notes to Financial Statements

3

Schedule

1 Schedule H Line 4i – Schedule of Assets Held for Investment Purposes

7

Independent Auditors’ Report

Employee Benefit Committee
Sauer–Sundstrand Employees’
Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Sauer–Sundstrand Employees’ Savings and Retirement Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer–Sundstrand Employees’ Savings and Retirement Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 3, 2001

SAUER–SUNDSTRAND EMPLOYEES’
SAVINGS AND RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999
	2000	1999
Assets – investments (note 3)	$47,030,158	45,845,674
Liabilities	–	–
Net assets available for benefits	$47,030,158	45,845,674
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2000 and 1999
	2000	1999
Additions to net assets attributed to:
Contributions:
Employees	$3,442,120	3,166,607
Employer	58,727	38,397
Change in fair value of investments (note 3)	(2,274,123)	1,666,954
Investment income (note 3)	2,233,352	2,720,073
Total additions	3,460,076	7,592,031
Deductions from net assets attributed to:
Benefits paid	2,318,717	2,332,645
Fees	89,838	28,896
Premiums	43,150	54,818

Total deductions	2,451,705	2,416,359

Transfers from other plans, net	176,113	571,917

Net increase in net assets available for benefits	1,184,484	5,747,589

Net assets available for benefits:
Beginning of year	45,845,674	40,098,085

End of year	$47,030,158	45,845,674

See accompanying notes to financial statements.

SAUER–SUNDSTRAND EMPLOYEES’
SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2000 and 1999

(1)  Description of the Plan

The following description of Sauer–Sundstrand Employees’ Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan’s agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covers any person regularly employed by Sauer–Danfoss (US) Company (the Company) at its Ames, Iowa; West Branch, Iowa; Freeport, Illinois; Minneapolis, Minnesota; Lawrence, Kansas; or in the office of its LaSalle, Illinois facility. Persons employed on a part–time, temporary, or irregular basis for less than 1,000 hours a year are excluded from coverage.

Administration

The Plan is administered by the Employee Benefit Committee of the Company (the Plan Administrator).

Trustee

Institutional Trust Company has been designated as Trustee of the Plan.

Contributions

The Plan is funded primarily by employee contributions. Participating employees may contribute a percentage of their wages ranging from 1% to 21%. Annual contributions, including life insurance purchased, may not exceed $10,500 and $10,000 in 2000 and 1999, respectively, as indexed by the Internal Revenue Service. The Plan also places certain restrictions on contributions from those employees defined as highly compensated.

The West Branch, Iowa facility is the only location which also has employer contributions. Employer contributions cannot exceed 4% of the participant’s compensation.

Participant Accounts

Participants have the option to invest contributions in the following funds: IRT Stable Value Fund, INVESCO Select Income Fund, INVESCO Total Return Fund, IRT 500 Index Fund, AIM Blue Chip Fund, INVESCO Small Company Growth Fund, IRT International Equity Fund, Fidelity Equity Income Fund, INVESCO Dynamics Fund, and common stock of Sauer–Danfoss Inc., the Company’s parent. Participant accounts are credited for contributions and allocations of Plan earnings. Plan earnings are allocated to participants based upon their relative percentages of each fund’s investment account balance. In addition, participants may elect to invest in a life insurance fund which purchases coverage for them and their families. Assets invested in participant life insurance coverage are excluded from Plan assets.

Participants may also elect to borrow up to amounts defined in the Plan. Participant loans amounting to $1,671,931 and $1,544,791 at December 31, 2000 and 1999, respectively, are included in investments. Interest rates ranged from 0% to 11% at December 31, 2000 and 0% to 10.25% at December 31, 1999.

Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon. The interests of participants in the employer contributions and actual earnings thereon, applicable for participants of the West Branch, Iowa facility only, vest as follows:
(a)    Upon termination of employment at or after age sixty–five – 100%.
(b)    Upon death or disability – 100%.
(c)    Upon any other termination of employment, the following vesting schedule is applicable:

Years	Vesting
of service	percentage
Date of hire	20
1	40
2	60
3	80
4 or more	100

The vesting percentage is calculated to the nearest 1/1000 of 1% based upon the number of completed years and days of service.

Plan Expenses

Administrative expenses of the Plan are paid by the Company, except for mutual fund investment fees which are paid by the Plan.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those assets. The Plan’s assets and liabilities consist of the assets and liabilities of the Sauer–Sundstrand Employees’ Savings and Retirement Plan Trust (the Trust).

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, liabilities, and changes therein to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

Federal Income Taxes

The Internal Revenue Service has issued a determination letter that the Plan is qualified, and the Trust established by the Plan is tax–exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. Continued qualification of the Plan will depend on the operation of the Plan in compliance with the Internal Revenue Code.

(3) The Trust

Investments are valued at quoted market prices, if available. Investments not having an established market are valued at fair value as determined by the Trustee.

The fair value of investments of the Trust at December 31, 2000 and 1999 were as follows:
	2000	1999
IRT Stable Value Fund	$14,370,988	13,920,981
INVESCO Select Income Fund	659,259	246,057
INVESCO Total Return Fund	2,810,678	3,277,704
IRT 500 Index Fund	1,935,488	2,191,200
Fidelity Equity Income Fund	11,912,719	14,171,607
AIM Blue Chip Fund	6,636,220	7,577,228
INVESCO Dynamics Fund	2,558,732
INVESCO Small Company Growth Fund	2,180,663	1,177,092
IRT International Equity Fund	1,537,981	1,739,014
Sauer Danfoss Inc. common stock *	752,755
Cash	2,744
Participant loans	1,671,931	1,544,791
	$47,030,158	45,845,674

Investment (loss) income for 2000 and 1999 was as follows:

	2000	1999
Interest	$144,274	110,855
Dividends	2,089,078	2,609,218
Net realized and unrealized appreciation (depreciation):
INVESCO Select Income Fund	(8,761)	(26,392)
INVESCO Total Return Fund	(270,197)	(267,849)
IRT 500 Index Fund	(201,668)	287,237
Fidelity Equity Income Fund	(82,632)	(493,333)
AIM Blue Chip Fund	(695,609)	1,532,069
INVESCO Dynamics Fund	(443,177)
INVESCO Small Company Growth Fund	(413,415)	289,007
IRT International Equity Fund	(176,203)	348,686
Sauer Danfoss Inc. common stock *	17,539
IDF Small Company Fund		(2,471)
	$(40,771)	4,387,027

*Party–in–interest of the Plan.

(4) Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. Upon termination of the Plan, each participant’s account shall be fully vested and nonforfeitable.

			Schedule 1
SAUER SUNDSTRAND EMPLOYEES
SAVINGS AND RETIREMENT PLAN
Schedule H Line 4i – Schedule of Assets Held for Investment Purposes
December 31, 2000
Identity of party and			Current
description of investment	Units	Cost	value
IRT Stable Value Fund	14,370,988.33	$14,370,988	14,370,988
INVESCO Select Income Fund	111,173.50	682,686	659,259
INVESCO Total Return Fund	106,344.21	3,058,220	2,810,678
IRT 500 Index Fund	61,094.95	1,928,698	1,935,488
Fidelity Equity Income Fund	222,959.36	10,955,440	11,912,719
AIM Blue Chip Fund	421,079.97	5,561,323	6,636,220
INVESCO Dynamics Fund	107,645.43	2,979,770	2,558,732
INVESCO Small Company Growth Fund	142,062.74	2,442,290	2,180,663
IRT International Equity Fund	73,517.26	1,362,565	1,537,981
Sauer Danfoss Inc. common stock *	85,938.82	735,273	752,755
Cash	N/A	2,744	2,744
Participant loans interest rates ranged from 0% to 11%	N/A		1,671,931
		$44,079,997	47,030,158
*Party in interest
See accompanying independent auditors report.

Exhibit 23

Independent Auditors’ Consent

Employee Benefit Committee Sauer–Sundstrand
Employees’ Savings and Retirement Plan
Ames, Iowa:

We consent to incorporation by reference in the Registration Statement No. 333 – 93745; on Form S – 8; of Sauer–Danfoss Inc. (f/k/a Sauer Inc.) of our report dated May 3, 2001, relating to the statements of net assets available for benefits of the Sauer–Sundstrand Employees’ Savings and Retirement Plan as of December 31, 2000 and 1999, the related statements of changes in net assets available for benefits for the years then ended, and the related supplementary schedule of assets held for investment purposes as of December 31, 2000, which appears in the December 31, 2000, Annual Report on Form 11 – K of the Sauer–Sundstrand Employees’ Savings and Retirement Plan.

KPMG LLP

Des Moines, Iowa

June 26, 2001